COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

File Number: 82.2994

02042537

2 July 2002

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

dlw 7/15

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666

FACSIMILE TO: 1300 300 021

FACSIMILE FROM: 9259 6233

Australian Stock Exchange
CCL000142

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

COCA-COLA AMATIL ACQUIRES PACIFIC BEVERAGES AUSTRALIA

Sydney, 2 July 2002: Coca-Cola Amatil Limited (CCA) today announced that it has entered into an agreement to acquire Pacific Beverages Australia Pty Limited (PBA). PBA's business is the manufacture, marketing and distribution of fruit juices, cordials and other beverages from a single manufacturing and warehouse facility at Bayswater, Victoria. It produces the range of Fruitopia fruit juices, which CCA distributes in Australia and New Zealand.

The purchase price for PBA represents a multiple of approximately 7 times earnings before interest and tax for the year ended 31 March 2002. PBA had revenues of $27 million in that year. The purchase price can be increased subject to the business achieving agreed annual performance targets over the next two years.

CCA's Managing Director, Terry Davis, said "the acquisition is consistent with CCA's strategy of bolt-on acquisitions and improves our new product development capability with an approximate 75% increase in our hot fill capacity in Australia. The manufacturing assets acquired as part of the purchase of PBA will enable CCA to defer capital expenditure of approximately $10 million over the next three to five years."

"We are also pleased that PBA's directors, Barry Collett and Julie Judd, have agreed to continue to manage the business during the next two years."

"The purchase will be immediately earnings per share positive," he added.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:

Analysts: Peter Steel +61 2 9259 6553
Media: Alec Wagstaff +61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA